Exhibit 99.1

LAIX Inc. Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHANGHAI, April 27, 2021 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operating Highlights

•

Gross billings[1] for the fourth quarter of 2020 were RMB171.1 million (US$26.2 million), a 33.4% decrease from RMB257.1 million for the previous quarter and a 50.0% decrease from RMB341.9 million for the same quarter last year.

•

Net revenues for the fourth quarter of 2020 were RMB235.5 million (US$36.1 million), a 1.7% decrease from RMB239.4 million for the previous quarter and a 1.8% increase from RMB231.4 million for the same quarter last year.

•	Gross margin for the fourth quarter of 2020 was 75.4%, compared with 72.9% for the previous quarter and 66.7% for the same quarter last year.

•

Sales and marketing expenses for the fourth quarter of 2020 were RMB150.4 million (US$23.1 million), a 18.9% decrease from RMB185.5 million for the previous quarter and a 43.6% decrease from RMB266.9 million for the same quarter last year.

•	Net loss for the fourth quarter of 2020 was RMB34.7 million (US$5.3 million), compared with RMB70.6 million for the previous quarter and RMB205.6 million for the same quarter last year.

•

Operating cash outflow for the fourth quarter of 2020 was RMB83.3 million (US$12.8 million), compared with RMB53.1 million for the previous quarter and RMB63.9 million for the same quarter last year, primarily due to a decrease in gross billings.

•

Approximately 0.4 million paying users purchased the Company’s courses and services for the fourth quarter of 2020, compared with approximately 0.5 million paying users for the previous quarter and approximately 0.7 million paying users for the same quarter last year, primarily attributable to the Company’s stringent cost control in user acquisition expenditures.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

Full Year 2020 Financial and Operating Highlights

•	Gross billings were RMB1,087.1 million (US$166.6 million), a 16.0% decrease from RMB1,294.3 million for the full year of 2019.

•	Net revenues were RMB972.6 million (US$149.1 million), a 4.9% decrease from RMB1,023.2 million for the full year of 2019.

•	Gross margin was 71.5%, compared with 73.3% for the full year of 2019.

•	Sales and marketing expenses were RMB801.4 million (US$122.8 million), a 17.3% decrease from RMB969.4 million for the full year of 2019.

•	Net loss was RMB394.8 million (US$60.5 million), compared with RMB574.8 million for the full year of 2019.

•	Operating cash outflow was RMB302.6 million (US$46.4 million), compared with RMB148.2 million for the full year of 2019, primarily due to a decrease in gross billings.

•

Approximately 2.4 million paying users purchased the Company’s courses and services for the full year of 2020, compared with approximately 3.0 million paying users for the full year of 2019, primarily attributable to the Company’s stringent cost control in user acquisition expenditures.

Management Comments

Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, commented, “We saw a steady flow of positive effects on our streamlined operations after the business adjustments began in the second quarter of 2020. This is also reflected in our net loss, which was reduced to RMB34.7 million in the fourth quarter of 2020, a 50.9% decrease from the previous quarter, and is expected to improve further in the first quarter of 2021. Looking ahead, we aim to further execute on our growth initiatives, bring our value proposition to the market and maximize long-term value to all our stakeholders.”

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2020 were RMB235.5 million (US$36.1 million), a 1.7% decrease from RMB239.4 million for the previous quarter and a 1.8% increase from RMB231.4 million for the same quarter last year. The quarter-over-quarter decrease was primarily attributable to a decrease in gross billings caused by the Company’s stringent cost control in user acquisition expenditures.

Cost of Revenues

Cost of revenues for the fourth quarter of 2020 was RMB57.8 million (US$8.9 million), a 11.0% decrease from RMB65.0 million for the previous quarter and a 25.0% decrease from RMB77.1 million for the same quarter last year. The quarter-over-quarter change was primarily due to the cost control in IT service and the optimization of personnel management.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2020 was RMB177.6 million (US$27.2 million), a 1.8% increase from RMB174.5 million for the previous quarter and a 15.1% increase from RMB154.3 million for the same quarter last year.

Gross margin for the fourth quarter of 2020 was 75.4%, compared with 72.9% for the previous quarter and 66.7% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2020 were RMB215.2 million (US$33.0 million), a 14.6% decrease from RMB252.1 million for the previous quarter and a 41.5% decrease from RMB367.7 million for the same quarter last year. The changes were primarily due to stringent cost control in user acquisition expenditures and the optimization of the operational structure.

Sales and marketing expenses for the fourth quarter of 2020 were RMB150.4 million (US$23.1 million), a 18.9% decrease from RMB185.5 million for the previous quarter and a 43.6% decrease from RMB266.9 million for the same quarter last year. The decrease was primarily due to (i) the Company’s stringent cost control in advertising and user acquisition expenditures; and (ii) the decrease in salaries and staff benefits due to the optimization of personnel management.

Research and development expenses for the fourth quarter of 2020 were RMB37.2 million (US$5.7 million), a 18.9% decrease from RMB45.8 million for the previous quarter and a 30.1% decrease from RMB53.2 million for the same quarter last year. The changes were primarily due to the efficiency optimization in personnel management.

General and administrative expenses for the fourth quarter of 2020 were RMB27.6 million (US$4.2 million), a 33.0% increase from RMB20.8 million for the previous quarter, primarily due to a one-off impairment loss on leasehold improvement. The general and administrative expenses decreased by 42.0% from RMB47.7 million for the same quarter last year, primarily due to the efficiency optimization in personnel management.

Loss from Operations

Loss from operations for the fourth quarter of 2020 was RMB37.6 million (US$5.8 million), compared with RMB77.6 million for the previous quarter and RMB211.1 million for the same quarter last year.

Adjusted EBITDA2

Adjusted EBITDA for the fourth quarter of 2020 was a loss of RMB21.6 million (US$3.3 million), compared with an adjusted EBITDA loss of RMB55.6 million for the previous quarter and an adjusted EBITDA loss of RMB195.7 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Foreign exchange related gains/ (losses), net

Foreign exchange gain was RMB3.9 million (US$0.6 million) in the fourth quarter of 2020, compared with a foreign exchange gain of RMB3.0 million for the previous quarter and a foreign exchange gain of RMB1.1 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2020 was RMB34.7 million (US$5.3 million), compared with RMB70.6 million for the previous quarter and RMB205.6 million for the same quarter last year.

Adjusted net loss3 for the fourth quarter of 2020 was RMB29.9 million (US$4.6 million), compared with RMB61.4 million for the previous quarter and RMB202.3 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth quarter of 2020 was RMB0.70 (US$0.11), compared with RMB1.43 for the previous quarter and RMB4.15 for the same quarter last year.

Full Year 2020 Financial Results

Net Revenues

Net revenues for the full year of 2020 were RMB972.6 million (US$149.1 million), a 4.9% decrease from RMB1,023.2 million for the full year of 2019. The decrease was primarily attributable to a decrease in gross billings caused by the Company’s stringent cost control in user acquisition expenditures and the decrease in the number of paying users.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Cost of Revenues

Cost of revenues for the full year of 2020 was RMB277.2 million (US$42.5 million), a 1.4% increase from RMB273.5 million for the full year of 2019. The change was primarily attributable to the increase in content-related costs and salaries and benefits for certain full-time employees due to the expansion of business in the first half of 2020 and partially offset by the decrease in IT service due to the stringent cost control.

Gross Profit and Gross Margin

Gross profit for the full year of 2020 was RMB695.4 million (US$106.6 million), a 7.2% decrease from RMB749.7 million for the full year of 2019.

Gross margin for full year of 2020 was 71.5%, compared with 73.3% for the full year of 2019.

Operating Expenses

Total operating expenses for the full year of 2020 were RMB1,103.1 million (US$169.1 million), a 17.5% decrease from RMB1,336.8 million for the full year of 2019. The changes were primarily due to stringent cost control in advertising and user acquisition expenditures and the optimization of the operational structure.

Sales and marketing expenses for the full year of 2020 were RMB801.4 million (US$122.8 million), a 17.3% decrease from RMB969.4 million for the full year of 2019. The changes were primarily due to the Company’s stringent cost control in advertising and user acquisition expenditures and the efficiency optimization in personnel management.

Research and development expenses for the full year of 2020 were RMB190.7 million (US$29.2 million), a 10.8% decrease from RMB213.9 million for the full year of 2019. The changes were primarily due to the efficiency optimization in personnel management.

General and administrative expenses for the full year of 2020 were RMB111.0 million (US$17.0 million), a 27.7% decrease from RMB153.5 million for the full year of 2019, primarily due to the efficiency optimization in personnel management.

Loss from Operations

Loss from operations for the full year of 2020 was RMB407.6 million (US$62.5 million), compared with RMB584.7 million for the full year of 2019.

Adjusted EBITDA

Adjusted EBITDA for the full year of 2020 was a loss of RMB337.5 million (US$51.7 million), compared with an adjusted EBITDA loss of RMB528.7 million for the full year of 2019.

Foreign exchange related gains/(losses), net

Foreign exchange gain was RMB4.7 million (US$0.7 million) for the full year of 2020, compared with a foreign exchange loss of RMB2.5 million for the full year of 2019.

Net Loss

Net loss for the full year of 2020 was RMB394.8 million (US$60.5 million), compared with RMB574.8 million for the full year of 2019.

Adjusted net loss for the full year of 2020 was RMB365.8 million (US$56.1 million), compared with RMB548.1 million for the full year of 2019.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the full year of 2020 was RMB7.99 (US$1.22), compared with RMB11.64 for the full year of 2019.

Balance Sheet & Cashflows

As of December 31, 2020, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB229.6 million (US$35.2 million), compared with RMB327.2 million as of September 30, 2020 and RMB552.6 million as of December 31, 2019.

Net cash used in operating activities were RMB83.3 million (US$12.8 million) and RMB63.9 million for the three months period ended December 31, 2020 and 2019, respectively, primarily due to a decrease in gross billings. As of December 31, 2020, the Company’s total shareholders’ deficit was RMB712.6 million (US$109.2 million) and the current liabilities exceeded the current assets by RMB740.2 million (US$113.4 million).

The Company’s liquidity to meet its future working capital is based on its ability to enhance user engagement and retention by offering higher quality and diversified courses while optimizing traffic acquisition strategy to efficiently control and reduce user related costs. The Company will further preserve liquidity and manage cash flows by reducing various discretionary expenditure including labor costs and other operating expenses. The Company’s liquidity is also based on its ability to obtain capital financing from equity or debt investors. Currently, the Company believes that it has sufficient cash to fund operations for at least the next 12 months with the implementation of the abovementioned measures.

As of December 31, 2020, the Company’s deferred revenue and long-term deferred revenue totaled RMB746.2 million (US$114.4 million), compared with RMB823.4 million as of September 30, 2020 and RMB696.0 million as of December 31, 2019.

Director Re-election

Mr. Tiak Koon Loh was re-elected to serve another two-year term as an independent director of the Company, effective immediately.

Outlook

For the first quarter of 2021, the Company currently expects:

•	Net revenues to be between RMB180.0 million to RMB200.0 million, which would represent a decrease of approximately 21.2% to 12.4% from RMB228.3 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on April 27, 2021 (9:00 AM Beijing/Hong Kong time on April 28, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308

International:	+1-647-689-5527

Mainland China:	400-048-6136 or 400-043-3098

Hong Kong:	+852-5803-0358

Conference ID:	6093976

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net loss help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that the Company includes in loss from operations and net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management of the Company in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Harry He

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	281,166	137,996	21,149
Restricted cash	1,816	511	78
Short-term investments	269,643	91,049	13,954
Accounts receivable, net	7,360	5,892	903
Prepayments and other current assets	86,787	58,272	8,931

Total current assets	646,772	293,720	45,015

Non-current assets:
Property and equipment, net	71,637	30,074	4,609
Investment in equity fund	5,919	5,711	875
Intangible assets, net	15,541	14,341	2,198
Operating lease right-of-use assets, net	155,525	82,488	12,642
Other non-current assets	8,447	5,866	899
Deferred tax assets	15,336	13,547	2,076

Total non-current assets	272,405	152,027	23,299

Total assets	919,177	445,747	68,314

LIABILITIES
Current liabilities:
Accounts payable	137,684	83,576	12,809
Deferred revenue	695,971	689,325	105,644
Salary and welfare payable	153,969	132,433	20,296
Tax payable	74,340	77,327	11,851
Operating lease liability, current	37,009	31,845	4,880
Accrued liabilities and other current liabilities	15,444	19,382	2,970

Total current liabilities	1,114,417	1,033,888	158,450

Non-current liabilities:
Deferred revenue, non-current	—	56,905	8,721
Operating lease liability, non-current	117,124	56,903	8,721
Other non-current liabilities	12,441	10,614	1,627

Total non-current liabilities	129,565	124,422	19,069

Total liabilities	1,243,982	1,158,310	177,519

Shareholders’ deficit
Class A Ordinary shares	208	212	32
Class B Ordinary shares	121	121	19
Subscriptions Receivable from shareholders	(122)	(201)	(31)
Treasury Stock	(10,730)	(15,327)	(2,349)
Additional paid-in capital	1,167,884	1,198,852	183,732
Accumulated other comprehensive income	29,483	10,256	1,572
Accumulated deficit	(1,511,649)	(1,906,476)	(292,180)

Total shareholders’ deficit	(324,805)	(712,563)	(109,205)

Total liabilities and shareholders’ deficit	919,177	445,747	68,314

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31	September 30	December 31		December 31	December 31
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	231,390	239,426	235,459	36,086	1,023,213	972,628	149,062
Cost of revenues	(77,135)	(64,960)	(57,835)	(8,864)	(273,515)	(277,240)	(42,489)

Gross profit	154,255	174,466	177,624	27,222	749,698	695,388	106,573

Operating expenses:
Sales and marketing expenses	(266,855)	(185,487)	(150,409)	(23,051)	(969,401)	(801,362)	(122,814)
Research and development expenses	(53,182)	(45,828)	(37,182)	(5,698)	(213,866)	(190,711)	(29,228)
General and administrative expenses	(47,672)	(20,772)	(27,632)	(4,235)	(153,507)	(111,004)	(17,012)

Total operating expenses	(367,709)	(252,087)	(215,223)	(32,984)	(1,336,774)	(1,103,077)	(169,054)

Other operating income	2,390	—	—	—	2,390	43	7
Loss from Operations	(211,064)	(77,621)	(37,599)	(5,762)	(584,686)	(407,646)	(62,474)

Other income/(expenses):
Interest income/(expenses)	9,845	85	(230)	(35)	11,283	904	139
Foreign exchange related gains/(losses), net	1,084	2,993	3,857	591	(2,533)	4,671	716
Change in fair value of short-term investment	(5,705)	653	(1,976)	(303)	—	—	—
Other income, net	1,905	3,282	3,084	473	3,055	9,146	1,402
Loss before income taxes expenses	(203,935)	(70,608)	(32,864)	(5,036)	(572,881)	(392,925)	(60,217)

Income tax expenses	(1,635)	(27)	(1,818)	(279)	(1,900)	(1,902)	(291)

Net loss	(205,570)	(70,635)	(34,682)	(5,315)	(574,781)	(394,827)	(60,508)

Net loss attributable to LAIX Inc.’s ordinary shareholders	(205,570)	(70,635)	(34,682)	(5,315)	(574,781)	(394,827)	(60,508)

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31	September 30	December 31		December 31	December 31
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(205,570)	(70,635)	(34,682)	(5,315)	(574,781)	(394,827)	(60,508)
Other comprehensive (loss) /income
—Foreign currency translation adjustment, net of nil tax	(7,213)	(13,104)	(12,514)	(1,918)	13,165	(19,227)	(2,947)

Comprehensive loss	(212,783)	(83,739)	(47,196)	(7,233)	(561,616)	(414,054)	(63,455)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(4.15)	(1.43)	(0.70)	(0.11)	(11.64)	(7.99)	(1.22)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	49,581,163	49,465,337	49,557,682	49,557,682	49,364,429	49,430,696	49,430,696

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31 2019	September 30 2020	December 31 2020		December 31 2019	December 31 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(205,570)	(70,635)	(34,682)	(5,315)	(574,781)	(394,827)	(60,508)
Add:
Share-based compensation expenses	3,233	9,260	4,752	728	26,683	29,027	4,449
Depreciation of property, plant and equipment and amortization of Intangible assets	7,962	5,853	6,322	969	21,587	27,303	4,184
Amortization of prepaid interest expense and service fees to loan companies	3	—	—	—	304	—	—
Impairment loss	6,857	—	—	—	6,857	—	—
Income tax expenses	1,635	27	1,818	279	1,900	1,902	291
Subtract:
Interest (income)/expenses	(9,845)	(85)	230	35	(11,283)	(904)	(139)

Adjusted EBITDA	(195,725)	(55,580)	(21,560)	(3,304)	(528,733)	(337,499)	(51,723)

Net loss	(205,570)	(70,635)	(34,682)	(5,315)	(574,781)	(394,827)	(60,508)
Add back:
Share-based compensation expenses	3,233	9,260	4,752	728	26,683	29,027	4,449

Adjusted net loss	(202,337)	(61,375)	(29,930)	(4,587)	(548,098)	(365,800)	(56,059)